SEC Mail Processing Section
MAR 08 2010
Washington, DC
104

BB 3/10

SECURI 10028531 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48125

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MPI Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Poor Farm Road
(No. and Street)

Princeton	NJ	08540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mercadien, P.C. CPAs
(Name – *if individual, state last, first, middle name*)

PO Box 7648	Princeton	NJ	08543-7648
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BD 3/11

OATH OR AFFIRMATION

I, Ezra Z. Angrist, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MPI Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

REBECCA L. FORSBERG
Notary Public of New Jersey
My Commission Expires February 15, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MPI SECURITIES, INC.

Financial Statements
and
Supplementary Information

December 31, 2009

MPI SECURITIES, INC.

Table of Contents

December 31, 2009

Page

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION 2

STATEMENT OF OPERATIONS 3

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY 4

STATEMENT OF CASH FLOWS 5

NOTES TO FINANCIAL STATEMENTS ..... 6 - 8

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 9

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 10-11

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
A Mercadien Group Company

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
MPI Securities, Inc.

We have audited the accompanying statement of financial condition of MPI Securities, Inc. (the "Company") as of December 31, 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MPI Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mercadien, P.C.
Certified Public Accountants

February 17, 2010

Pennsylvania Office:
Holland, PA
Tel 215-355-4860
Fax 215-825-8110

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com

MPI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2009

ASSETS

Cash	$ 49,401
Accounts receivable	1,709
Prepaid expenses	4,968
Property and equipment, net	2,477
Total Assets	$ 58,555

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 8,914
Stockholders' Equity	
Common stock, no par value; 5,000 shares authorized and issued; 3,611 shares outstanding	36,146
Additional paid-in capital	288
Retained earnings	22,616
Treasury stock, 1,389 shares at cost	(9,409)
Total Stockholders' Equity	49,641
Total Liabilities and Stockholders' Equity	$ 58,555

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2009

Revenues	
Consulting fees	$ 286,875
Operating expenses	
Management fees	36,567
Consulting fees	155,093
Professional fees	41,776
Licensing fees	5,107
Office expense	798
Research	3,541
Publications	472
Commission expense	38,981
Other employee benefits	936
Insurance	364
Travel and entertainment	2,978
Depreciation	551
Total operating expenses	287,164
Loss before interest income and provision for state income taxes	(289)
Interest income	376
Income before provision for state income taxes	87
Provision for state income taxes	570
Net loss	$ (483)

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2009

	Common Stock		Additional	Retained	Treasury	
	Shares	Amount	Paid-in Capital	Earnings	Stock	Total
Balances, January 01, 2009	3,611	$ 36,146	$ 288	$ 46,209	$ (9,409)	$ 73,234
Net loss	-	-	-	(483)	-	(483)
Dividends paid	-	-	-	(23,110)	-	(23,110)
Balances, December 31, 2009	3,611	$ 36,146	$ 288	$ 22,616	$ (9,409)	$ 49,641

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2009

Cash Flows from Operating Activities	
Net loss	$ (483)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	551
Changes in assets	
Accounts receivables	945
Prepaid expenses	(371)
Accounts payable	8,914
Net cash provided by operating activities	9,556
Cash Flows used in Financing Activities	
Dividends paid	(23,110)
Net decrease in cash	(13,554)
Cash, beginning of year	62,955
Cash, end of year	$ 49,401
Supplemental Disclosures of Cash Flow Information	
Cash paid during the year for income taxes	$ 570

See notes to financial statements.

MPI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

MPI Securities, Inc. (the "Company") was incorporated on January 26, 1995, and is a broker-dealer located in Princeton, New Jersey. The Company is registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey, as well as the securities commissions of other states, and is a member of the Financial Industry Regulatory Authority.

The Company provides merger and acquisition advisory and private placement consulting services to clients throughout the United States.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual method of accounting, recognizing income when earned and expenses when incurred.

15c3-3 Exemption

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. A broker-dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as a Special Account for the Exclusive Benefit of Customers of the Company, is qualified to operate under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Broker-dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

FASB Accounting Standards Codification

Effective for financial statements issued for interim and annual periods ending after September 15, 2009, the Financial Accounting Standards Board ("FASB") issued a new standard known as the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which became the source of authoritative United States Generally Accepted Accounting Principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. As a result of this new standard, the FASB will not issue new standards in the form of Statements but instead will issue Accounting Standards Updates. This new standard also modified the GAAP hierarchy to include only two levels of GAAP: authoritative and non-authoritative. The Company has adopted the disclosure and hierarchy requirements of this standard for the year ended December 31, 2009, however, the impact of this standard has not changed the historical application of GAAP as used by the Company.

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

The Company considers all accounts receivable to be fully collectible, accordingly, no allowance for doubtful amounts is required. If amounts become uncollectible, they will be charged to net income when that determination is made.

Revenue Recognition

Revenues related to consulting services are recognized upon acceptance of the contract and submission of a consulting report to the client.

Property and Equipment

Property and equipment consists of furniture and fixtures and is stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Furniture and fixtures	7 years

Repairs and maintenance which do not extend the useful life of the related asset are expensed as incurred.

Income Taxes

The Company has elected, with the approval of its stockholders, "S" Corporation status for federal and state income tax purposes, thus, the income is taxed to each of the stockholders. With the exception of certain state corporate income taxes, no provision has been made for corporate income taxes in the accompanying financial statements.

In accordance with GAAP, the Company adopted, during 2009, a standard to account for uncertainty in income taxes. This standard prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. It also provides guidance on derecognition of tax benefits, classification on the statement of financial condition, interest and penalties, disclosure and transition. Additional disclosures about the amounts of such liabilities are also required. Management completed an assessment of uncertain tax positions and concluded that no such matters exist as of December 31, 2009.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

B. CONCENTRATIONS OF RISK

The Company maintains cash in bank deposit accounts which may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

C. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2009, the Company had net capital of $40,487, which exceeded its requirements of $5,000 by $35,487.

D. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and fixtures	$ 3,854
Less: accumulated depreciation	1,377
Total	$ 2,477

Depreciation expense charged to operations was $551 for the year.

E. MAJOR CUSTOMERS

There were two customers that accounted for approximately 64% of the Company's total revenues.

F. RELATED PARTY TRANSACTIONS

Management Planning, Inc. ("MPI"), an affiliate, provides management services to the Company and is reimbursed based on actual expenditures incurred and allocated overhead. Actual expenditures incurred by MPI include amounts paid to MPI employees for finder fees and bonuses, both of which are associated with the Company's consulting fees, as well as related salaries of MPI employees if certain revenue metrics are achieved. Management, consultant and commission fees for the year totaled $230,642.

G. SUBSEQUENT EVENTS

In accordance with GAAP, management has evaluated subsequent events that occurred after the balance sheet date but before February 17, 2010, the date the financial statements were available to be issued. Management has determined there were no disclosures required for any subsequent events in accordance with GAAP.

SUPPLEMENTARY INFORMATION

MPI SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

As of December 31, 2009

Stockholders' equity	$ 49,641
Deductions: non-allowable assets	
Accounts receivable	(1,709)
Prepaid expenses	(4,968)
Property and equipment	(2,477)
Non-allowable assets	(9,154)
Net capital	40,487
Minimum capital requirement	5,000
Net capital in excess of minimum requirement	$ 35,487
Aggregate indebtedness	$ 8,914
Ratio of aggregate indebtedness to net capital	0.22 to 1.00

Reconciliation with Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2009).

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 45,588
Audit adjustments (net)	(5,101)
Net capital per above	$ 40,487

The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
A Mercadien Group Company

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of
MPI Securities, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of MPI Securities, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities of Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Pennsylvania Office:
Holland, PA
Tel 215-355-4860
Fax 215-825-8110

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination or control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that at Company's practices and procedures, as described in the second paragraph of this report, were accurate at December 31, 2009, to meet the SEC's objectives.

This communication is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mercadien, PC
Certified Public Accountants

February 17, 2010